

March 31, 2022

Sally Lo
Chief Executive Officer
DH Enchantment, Inc.
Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Kowloon, Hong Kong

> **Re: DH Enchantment, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed February 17, 2022**
> **File No. 000-56322**

Dear Ms. Lo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G Filed February 17, 2022

Special Cautionary Notice, page ii

1. We note your disclosure in response to comment 1. We note your statement that "References in this registration statement to the "Company," "ENMI," "we," "us" and "our" refer to DH Enchantment, Inc., a Nevada company and all of its subsidiaries on a consolidated basis. Where reference to a specific entity is required, the name of such specific entity will be referenced." Please revise to clearly disclose how you will separately refer to the holding company and separately refer to its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Do not use terms such as "we" or "our" when describing activities or functions of a subsidiary. Disclose, if true, that the holding company does not conduct

operations. To the extent applicable, disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Item 1. Business, page 1

2. We note your disclosure in response to comment 2. Please expand to specifically disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business. We note your statement that "DH Enchantment, Inc. and our Hong Kong subsidiary are not required to obtain permission from the Chinese authorities including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate or to issue securities to foreign investors." Expand this statement to clarify whether you or your subsidiaries are covered by permissions requirements from any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3. We note your disclosure in response to comment 4. In this section, please specifically discuss that there are risks and uncertainties regarding the enforcement of laws.

4. We note your disclosure in response to comment 5. Please revise to specifically reference that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. In addition, please clarify whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale. We note your current language that "For example, as a U.S.-listed Hong Kong public company, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our common stock," however, please clarify whether this statement applies to all of the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong.

Transfers of Cash to and From Our Subsidiaries, page 4

5. We note your revised disclosure in response to comment 7. Specifically, we note your disclosure that "As of the date of this prospectus, there has been no dividends or distributions made among the holding company or the subsidiaries and no dividends or distributions made to U.S. investors." Please expand to disclose whether there have been any cash flows and/or transfers of other assets that have occurred between the holding company and its subsidiaries, which entity made such transfer, and their tax consequences. Your disclosure should make clear if no cash flows or transfers have been made to date and should not be limited to dividends and distributions. In addition, we

note your statement that DH Enchantment, Inc. is permitted under Nevada laws to provide funding to your subsidiaries in Hong Kong without restrictions on the amount of the funds. Please expand to discuss any limitations that Hong Kong has on your Hong Kong subsidiary receiving funding from you. Please also disclose restrictions, if any, of your BVI subsidiary. Lastly, we note your statement that "If our Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us." Please expand to disclose the restrictions that Hong Kong law would place your Hong Kong subsidiary's transfers of cash in the event the Hong Kong subsidiary incurs debt.

Item 1A. Risk Factors
Risk Factors - Risk Factors Relating to Doing Business in Hong Kong, page 16

6.   We note your revised disclosure in response to comment 8. Please revise the heading of this risk factor to clarify that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities your are registering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Stacey K. Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jenny Chen-Drake